Exhibit 99.1

EVERY VOTE MATTERS Please take a moment to vote. Your participation as a shareholder is important to us. This document reminds you how to vote. Annual General Meeting of Shareholders April 26, 2024 I Canadian National Railway Company In order for your vote to count, it must be received by no later than 5:00 p.m. (Eastern Daylight Time) on April 24, 2024. Please see the reverse side for further instructions.

Your vote matters. Please read this message and vote by phone, on the Internet or by returning the enclosed proxy form. April 8, 2024 Dear Shareholder: Re: Annual Meeting of Shareholders – April 26, 2024 You should have recently received a notice explaining how to access the Management Information Circular and a copy of the proxy form for Canadian National Railway Company’s (the “Company”) Annual Meeting of Shareholders to be held on April 26, 2024 (the “Meeting”). If you have not already voted your shares and would like to exercise your right to vote, a duplicate proxy form is enclosed for your use. Please take a moment to vote your shares. Your vote matters! In consideration of feedback received from Institutional Shareholder Services, a provider of shareholder meeting research and voting recommendations, the Board of Directors of the Company has resolved to amend Article 7 of By-Law No. 2 relating to the Advance Nominations of Directors (“By-Law No. 2”), which is being submitted for confirmation by shareholders at the Meeting. These amendments further clarify the type of information that the Company can require a Proposed Nominee (as such term is defined in By-Law No. 2) to provide in connection with their nomination for election at a meeting of shareholders. A copy of the revised By-Law No. 2 can be found on our website at https://www.cn.ca/en/events/2024/04/agm-2024. We encourage you to refer to the amended version of By-Law No. 2 when casting your vote on the matter. In order for your vote to count, it must be received by our tabulator by no later than 5:00 p.m. (EDT) on April 24, 2024, by one of the following methods: If you have any questions, please contact Canadian National Railway Company’s Proxy Solicitation Agent, Morrow Sodali, toll-free at 1-888-999-0818. YOUR VOTE MATTERS VOTING OPTIONS Vote by Phone Call 1.866.732.VOTE (8683) Available 24 hours You will need your 15-digit control number Vote by Mail Mark, sign and date the enclosed proxy form and return it in the envelope provided Vote by Internet Point your camera at the QR code to the right to vote, or visit www.investorvote.com You will need your 15-digit control number